ANTISOMA

Antisoma to present at Rodman and Renshaw Healthcare Conference on May 14

9 May 2007, London, UK – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that its Chief Executive Officer, Glyn Edwards, will be presenting at the Rodman & Renshaw 4th Annual Global Healthcare Conference in Monte Carlo on Monday 14 May.

Mr Edwards's presentation will take place at 4pm CET (10am EST). A live webcast of the presentation will be available to all parties on Antisoma's website www.antisoma.com

It is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Chris Elston | +44 (0)20 8799 8200
Communications Manager
Antisoma plc

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.